UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 8-K

CURRENT REPORT PURSUANT
TO SECTION 13 OR 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported)   February 27, 2008

FPIC Insurance Group, Inc.

(Exact Name of Registrant as Specified in its Charter)

Florida

(State or Other Jurisdiction of Incorporation)

1-11983	59-3359111
(Commission file number)	(IRS Employer Identification No.)

225 Water Street, Suite 1400
Jacksonville, Florida 32202

(Address of Principal Executive Offices)

(904) 354-2482

(Registrant's Telephone Number, Including Area Code)

www.fpic.com

(Former Name or Former Address, if Changed Since Last Report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

❒ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

❒ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

❒ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

❒ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 2.02.   Results of Operations and Financial Condition.

The information contained in this Current Report on Form 8-K, including the accompanying Exhibit 99.1, is being furnished pursuant to Item 2.02 of Form 8-K and shall not be deemed to be "filed" for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), or otherwise subject to the liability of that section. The information contained in this Current Report on Form 8-K, including the accompanying Exhibit 99.1, shall not be incorporated by reference into any filing under the Securities Act of 1933, as amended, or the Exchange Act, whether made before or after the date hereof, except as shall be expressly set forth by specific reference in such a filing.

On February 27, 2008, FPIC Insurance Group, Inc. issued an earnings press release announcing, among other things, its unaudited fourth quarter and audited year 2007 consolidated results of operations and financial condition. A copy of the press release is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

Item 9.01.   Financial Statements and Exhibits.

(d)   Exhibits

Exhibit Number	Description of Exhibit
99.1	FPIC Insurance Group, Inc. Earnings Press Release dated February 27, 2008 (furnished pursuant to Item 2.02)

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

February 27, 2008

FPIC Insurance Group, Inc.

By: /s/ John R. Byers

John R. Byers
President and Chief Executive Officer

FPIC Insurance Group, Inc.
Exhibit Index to Form 8-K

Exhibit Number	Description of Exhibit
99.1	FPIC Insurance Group, Inc. Earnings Press Release dated February 27, 2008 (furnished pursuant to Item 2.02)

Exhibit 99.1

FPIC INSURANCE GROUP, INC.
REPORTS FOURTH QUARTER AND YEAR 2007 RESULTS

JACKSONVILLE, Fla. (Business Wire) – February 27, 2008 – FPIC Insurance Group, Inc. ("FPIC") (NASDAQ: FPIC) reported for the fourth quarter of 2007:

- income from continuing operations of $15.1 million, or $1.62 per diluted common share, as compared to $9.9 million, or $0.94 per diluted common share, for the fourth quarter 2006;

- operating earnings of $15.3 million, or $1.64 per diluted common share, as compared to $10.0 million, or $0.94 per diluted common share, for the fourth quarter 2006; and

- net income of $15.1 million, or $1.62 per diluted common share, as compared to $9.4 million, or $0.89 per diluted common share, for the fourth quarter 2006.

For the year ended December 31, 2007, FPIC reported:

- income from continuing operations of $51.1 million, or $5.23 per diluted common share, as compared to $32.9 million, or $3.09 per diluted common share, for the year ended December 31, 2006;

- operating earnings of $51.4 million, or $5.27 per diluted common share, as compared to $32.9 million, or $3.08 per diluted common share, for the year ended December 31, 2006; and

- net income of $50.9 million, or $5.21 per diluted common share, as compared to $51.6 million, or $4.83 per diluted common share, for the year ended December 31, 2006.

Net income for the fourth quarter of 2006 includes a loss from discontinued operations of $0.5 million. Net income for the year ended December 31, 2007 includes a loss from discontinued operations of $0.2 million. Net income for the year ended December 31, 2006 includes income from discontinued operations of $18.6 million (which includes an after-tax gain of $12.0 million arising from the disposition of such operations).

The results for the year ended December 31, 2007 also include a $9.7 million after-tax gain resulting from the commutation, effective January 1, 2007, of all reinsurance treaties under which our subsidiary, First Professionals Insurance Company, Inc. ("First Professionals"), acted as a reinsurer for Physicians' Reciprocal Insurers ("PRI").

The results for the year ended December 31, 2007 also include a charge of $4.2 million ($2.6 million after-tax) for an assessment by the Florida Office of Insurance Regulation (the "Florida OIR") with respect to the insolvency of a group of Florida-domiciled homeowners' insurance companies owned by Poe Financial Group. The results for the year ended December 31, 2006 include a $9.4 million ($5.8 million after-tax) charge for two separate assessments made by the Florida OIR with respect to the same insolvency. As allowed by Florida law, our insurance subsidiaries are entitled to recoup this assessment from their Florida policyholders and have made the necessary filings to do so.

Certain other factors affecting our comparative results for the fourth quarter and year 2007 are discussed in the "Unaudited Financial and Operational Highlights" section below.

FPIC Press Release: 1

"We are very pleased to report that our continued execution of our business strategy delivered record bottom-line results during the fourth quarter and the year 2007," said John R. Byers, President and Chief Executive Officer. "Book value per share also grew 17 percent in 2007 to its highest point in our history as a result of our earnings growth and effective capital management. With our strong capital and market positions, we are well-positioned to continue to deliver value to our shareholders."

Unaudited Financial and Operational Highlights for Fourth Quarter 2007

(as compared to fourth quarter 2006 unless otherwise indicated)

- Operating earnings increased 54 percent (74 percent on a diluted per share basis).
- Income from continuing operations increased 52 percent (72 percent on a diluted per share basis).
- Consolidated revenues declined 11 percent, primarily as a result of lower net premiums earned and lower net investment income.
- Direct premiums written declined 17 percent primarily as a result of lower premium rates in our Florida market and, to a lesser extent, a change in overall business mix.
- Net investment income was 11 percent lower, primarily as a result of a decrease in average invested assets resulting from the PRI reinsurance commutation and share repurchases.
- On December 1, 2007, our subsidiaries, First Professionals and Anesthesiologists Professional Assurance Company ("APAC") implemented effective rate decreases of 11.7 percent and 11.4 percent, respectively, to their Florida based medical professional liability premiums. Effective March 1, 2008, the rate decreases at First Professionals and APAC will be adjusted to 8.5 percent to reflect the factor in our rate filings with respect to the recovery of the previous Florida OIR assessments discussed above.
- Policyholder retention was 94 percent nationally and 95 percent in Florida for the year ended December 31, 2007 compared to 92 percent national retention and 94 percent Florida retention for the year ended December 31, 2006.
- The number of professional liability policyholders insured by our insurance subsidiaries remained essentially level with 13,372 policyholders at December 31, 2007 compared to 13,402 policyholders at December 31, 2006.
- As a result of the continuation of favorable loss trends, our 2007 accident year loss ratio was lowered by 1.9 percentage points for the full year from that reported at September 30, 2007, to 67.3 percent. In addition, these trends resulted in the recognition of $7.0 million of favorable development on prior year reserves during fourth quarter 2007. We recognized $5.1 million of favorable development on prior year reserves during fourth quarter 2006. The resulting calendar year loss ratio was 47.3 percent for fourth quarter 2007 compared to 56.6 percent for fourth quarter 2006.
- Excluding the PRI reinsurance commutation discussed above, we have recognized $16.0 million of favorable prior year loss development for the year ended December 31, 2007, compared to $5.1 million for the year ended December 31, 2006. Excluding the impact of the commutation, the 2007 calendar year loss ratio would be 59.3 percent compared to 66.8 percent for 2006.
- Our expense ratio was 20.7 percent compared to 29.0 percent. The lower expense ratio is primarily due to a $4.2 million guaranty fund assessment recorded during the fourth quarter of 2006, offset to a certain extent by lower net premiums earned during the fourth quarter of 2007.
- Book value per common share increased 17 percent to $33.03 as of December 31, 2007 from $28.34 as of December 31, 2006. The statutory surplus of our insurance subsidiaries increased 16 percent to $261.6 million as of December 31, 2007 compared to $226.0 million as of December 31, 2006.
- On a trade date basis, we repurchased 219,453 shares of our common stock during the quarter at an average price of $42.31 per share. During 2007, we repurchased 1,173,982 shares of our common stock. Through February 25, 2008, we have repurchased an additional 211,006 shares of our common stock, on a trade date basis, at an average price of $41.41 per share and had remaining authority from our Board of Directors to repurchase 219,537 more shares as of that date.

Conference Call Information

We will host a conference call at 11:00 a.m., Eastern Time, Thursday, February 28, 2008, to review our fourth quarter and year 2007 results. To access the conference call, dial (866) 830-9065 (USA and Canada) or (660) 422-4543 (International) and use the conference ID code 33072695.

The conference call will also be broadcast live over the Internet in a listen-only format via our corporate website at http://www.fpic.com. To access the call from FPIC's home page, click on "Investor Relations" and a conference call link will be provided to connect you to the broadcast. Questions can be submitted in advance of the call until 10:00 a.m., Eastern Time, Thursday, February 28, 2008, via e-mail at ir@fpic.com or through our corporate website at http://www.fpic.com, where a link on the "Investor Relations" page has been provided.

For individuals unable to participate in the conference call, a telephone replay will be available beginning at 2:30 p.m., Eastern Time, Thursday, February 28, 2008, and ending at 11:59 p.m., Eastern Time, Thursday, March 6, 2008. To access the telephone replay, dial (800) 642-1687 (USA and Canada) or (706) 645-9291 (International) and use the access code 33072695. A replay of the conference call webcast will also be available beginning at 1:00 p.m., Eastern Time, Thursday, February 28, 2008, on FPIC's website.

Cautionary Statement Regarding Forward-Looking Statements

This press release contains forward-looking statements that involve risks and uncertainties, as well as assumptions that, if they do not materialize or prove correct, could cause our results to differ materially from those expressed or implied by such forward-looking statements. Such statements are made in reliance upon the safe harbor provisions of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. All statements other than statements of historical fact are statements that could be deemed forward-looking statements, including statements: of our plans, strategies and objectives for future operations; concerning new products, services or developments; regarding future economic conditions, performance or outlook; as to the outcome of contingencies; of beliefs or expectations; and of assumptions underlying any of the foregoing. Forward-looking statements may be identified by their use of forward-looking terminology, such as "believes," "expects," "may," "should," "would," "will," "intends," "plans," "estimates," "anticipates," "projects" and similar words or expressions. You should not place undue reliance on these forward-looking statements, which reflect our management's opinions only as of the date of this press release.

Factors that might cause our results to differ materially from those expressed or implied by the forward-looking statements contained in this press release include, but are not limited to:

i)   The effect of negative developments and cyclical changes in the medical professional liability insurance business;

ii)   The effects of competition, including competition for agents to place insurance, of physicians electing to self-insure or to practice without insurance coverage, and of related trends and associated pricing pressures and developments;

iii)   Business risks that result from our size, products, and geographic concentration;

iv)   The risks and uncertainties involved in determining the rates we charge for our products and services, as well as these rates being subject to or mandated by legal requirements and regulatory approval;

v)   The actual amount of our new and renewal business;

vi)   The uncertainties involved in the loss reserving process, including the possible occurrence of insured losses with a frequency or severity exceeding our estimates;

vii)   The unpredictability of court decisions and our exposure to claims for extra contractual damages and losses in excess of policy limits;

viii) Assessments imposed by state financial guaranty associations or other insurance regulatory bodies;

ix)   Developments in financial and securities markets that could affect our investment portfolio;

x)   Legislative, regulatory or consumer initiatives that may adversely affect our business, including initiatives seeking to lower premium rates;

xi)   The passage of additional or repeal of current tort reform measures, and the effect of such current measures and tort reform measures already in effect;

xii)   Developments in reinsurance markets that could affect our reinsurance programs or our ability to collect reinsurance recoverables;

xiii) The loss of the services of any key members of senior management;

FPIC Press Release: 3

xiv) Changes in our financial ratings resulting from one or more of these uncertainties or other factors and the potential impact on our agents' ability to place insurance business on our behalf;

xv) Other factors discussed in our Annual Report on Form 10-K for the year ended December 31, 2007, including *Item 1A. Risk Factors* and *Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations,* filed with the SEC on February 27, 2008.

Readers are cautioned not to place undue reliance on forward-looking statements, which speak only as of their dates. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

Non-GAAP Financial Measures

To supplement the consolidated financial information presented herein in accordance with accounting principles generally accepted in the United States of America ("GAAP"), we report certain non-GAAP financial measures widely used in the insurance industry to evaluate financial performance over time. Operating earnings is a non-GAAP financial measure used by investors and analysts in the insurance sector to facilitate understanding of results by excluding: (i) the net effects of realized capital gains and losses, which are more closely tied to the financial markets; (ii) the cumulative effects of accounting changes and other infrequent or non-recurring items, which can affect comparability across reporting periods; and (iii) discontinued operations. Tangible book value is a further non-GAAP financial measure used by investors and analysts to gauge book values excluding goodwill and other intangible assets.

The presentation of non-GAAP financial information is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with GAAP. For more information on these non-GAAP financial measures, see the table captioned "Reconciliation of Non-GAAP Measures to the Nearest Comparable GAAP Measures," provided later in this release. We believe that these non-GAAP financial measures provide meaningful supplemental information regarding our performance and allow for greater transparency with respect to supplemental information used by us in our financial and operational decision-making.

Corporate Profile

FPIC Insurance Group, Inc., through its subsidiary companies, is a leading provider of medical professional liability insurance for physicians, dentists and other healthcare providers.

Contact Information

FPIC Insurance Group, Inc.
Investor Relations, Dana Mullins, 904-360-3612
225 Water Street, Suite 1400
Jacksonville, Florida 32202

For all your investor needs, FPIC is on the Internet at
www.fpic.com or e-mail us at **ir@fpic.com.**

FPIC Press Release: 4

FPIC Insurance Group, Inc.
Unaudited Selected Financial Data

Selected Data based on the Consolidated Statements of Income:

(in thousands, except earnings per common share)		For the Quarter Ended		For the Year Ended	
		December 31, 2007	December 31, 2006	**December 31, 2007**	December 31, 2006
Revenues					
Net premiums earned	$	**49,433**	54,871 $	**198,899**	226,965
Net investment income		**7,861**	8,848	**31,309**	32,242
Net realized investment (losses) gains		**(402)**	(32)	**(565)**	80
Other income		**84**	103	**381**	485
Total revenues		**56,976**	63,790	**230,024**	259,772
Expenses					
Net losses and loss adjustment expenses		**23,398**	31,067	**103,852**	151,648
Other underwriting expenses		**10,222**	15,926	**44,880**	50,983
Interest expense on debt		**1,149**	1,099	**4,472**	4,291
Other expenses		**6**	1,294	**62**	5,729
Total expenses		**34,775**	49,386	**153,266**	212,651
Income from continuing operations before income taxes		**22,201**	14,404	**76,758**	47,121
Less: Income tax expense		**7,138**	4,468	**25,668**	14,182
Income from continuing operations		**15,063**	9,936	**51,090**	32,939
Discontinued Operations					
(Loss) income from discontinued operations (net of income taxes)		**—**	(68)	**—**	6,637
(Loss) gain on disposal of discontinued operations (net of income taxes)		**—**	(437)	**(191)**	12,012
Discontinued operations		**—**	(505)	**(191)**	18,649
Net income	$	**15,063**	9,431 $	**50,899**	51,588
Basic earnings per common share					
Income from continuing operations	$	**1.68**	0.97 $	**5.42**	3.20
Discontinued operations		**—**	(0.05)	**(0.02)**	1.82
Net income	$	**1.68**	0.92 $	**5.40**	5.02
Basic weighted average common shares outstanding		**8,966**	10,225	**9,418**	10,284
Diluted earnings per common share					
Income from continuing operations	$	**1.62**	0.94 $	**5.23**	3.09
Discontinued operations		**—**	(0.05)	**(0.02)**	1.74
Net income	$	**1.62**	0.89 $	**5.21**	4.83
Diluted weighted average common shares outstanding		**9,321**	10,577	**9,768**	10,671

Selected Data based on the Consolidated Statements of Financial Position and the Consolidated Statements of Cash Flows:

(in thousands, except book value and tangible book value per common share)		**As of December 31, 2007**	As of December 31, 2006
Total cash and investments	$	781,286	865,997
Total assets	$	1,077,022	1,219,059
Liability for losses and loss adjustment expenses ("LAE")	$	585,087	642,955
Liability for losses and LAE, net of reinsurance	$	440,752	484,087
Long-term debt	$	46,083	46,083
Accumulated other comprehensive loss, net	$	(884)	(5,977)
Total shareholders' equity	$	295,597	285,254
Book value per common share	$	33.03	28.34
Tangible book value per common share [(1), (2)]	$	31.82	27.27
Common shares outstanding		8,949	10,064
Consolidated statutory surplus of insurance subsidiaries	$	261,572	225,983

(in thousands)	For the Quarter Ended		For the Year Ended	
	December 31, 2007	December 31, 2006	**December 31, 2007**	December 31, 2006
Cash flows from continuing operations				
Net cash provided by (used in) operating activities [(3)]	$ 19,149	18,359	$ (31,409)	75,360
Net cash (used in) provided by investing activities	$ (18,205)	(32,273)	$ 11,612	(27,263)
Net cash used in financing activities	$ (9,167)	(14,495)	$ (48,471)	(15,958)
Cash flows from discontinued operations				
Net cash (used in) provided by discontinued operations	$ —	(692)	$ (191)	3,854

---

(1)   Excludes goodwill of $10.8 million as of December 31, 2007 and 2006.

(2)   For additional information regarding the use of non-GAAP financial measures, see the discussion provided earlier in this release captioned "Non-GAAP Financial Measures" and the "Reconciliation of Non-GAAP Measures to the Nearest Comparable GAAP Measures" provided later in this release.

(3)   Net cash used in operating activities for the year ended December 31, 2007 reflects a payment of $87.7 million as the result of the commutation of reinsurance treaties with PRI effective January 1, 2007.

FPIC Press Release: 6

Selected Insurance Data:

(in thousands)

	For the Quarter Ended		
	December 31, 2007	Change	December 31, 2006
Direct premiums written	$ 39,302	-17%	47,515
Assumed premiums written	—	-100%	408
Ceded premiums written	(4,262)	29%	(6,024)
Net premiums written	$ 35,040	-16%	41,899

(in thousands)

	For the Year Ended		
	December 31, 2007	Change	December 31, 2006
Direct premiums written	$ 206,040	-16%	246,382
Assumed premiums written	—	-100%	5,042
Commutation of assumed premiums written	(54,465)	—	—
Ceded premiums written	(23,632)	19%	(29,001)
Net premiums written	$ 127,943	-42%	222,423

	For the Quarter Ended		For the Year Ended	
	December 31, 2007	December 31, 2006	**December 31, 2007** [(1)]	December 31, 2006 [(1)]
Loss ratio				
Current accident year	**61.5%**	65.8%	**67.3%**	69.0%
Commutation of assumed premiums written - prior accident years	**0.0%**	0.0%	**-7.1%**	0.0%
Prior accident years	**-14.2%**	-9.2%	**-8.0%**	-2.2%
Calendar year loss ratio	**47.3%**	56.6%	**52.2%**	66.8%
Underwriting expense ratio	**20.7%**	29.0%	**22.6%**	22.5%
Combined ratio	**68.0%**	85.6%	**74.8%**	89.3%

(1) The 2007 calendar year loss ratio and underwriting expense ratio include the impact of the reinsurance commutations between First Professionals and PRI effective January 1, 2007. Excluding the impact of the commutations, the 2007 calendar year loss ratio and underwriting expense ratio would be 59.3 percent and 23.4 percent, respectively. The underwriting expense ratio for 2007 and 2006 also include the impact of guaranty fund assessments by the Florida OIR. Excluding the impact of the assessments, including recoveries, and the PRI commutation, our underwriting expense ratio would be 21.7 percent and 18.3 percent for 2007 and 2006, respectively.

Selected Insurance Data (continued):

	December 31, 2007	For the Year Ended Percentage Change	December 31, 2006
Net Paid Losses and LAE on Professional Liability Claims (in thousands):			
Net paid losses	$ **91,464**	1966%	(4,901)
Less: net paid losses on commuted reinsurance agreements	**30,001**	142%	(71,262)
Net paid losses excluding commuted reinsurance agreements	**61,463**	-7%	66,361
Net paid LAE	**55,724**	74%	32,081
Less: net paid LAE on commuted reinsurance agreements	**59**	100%	(28,102)
Net paid LAE excluding commuted reinsurance agreements	**55,665**	-8%	60,183
Net paid losses and LAE excluding commuted reinsurance agreements $	**117,128**	-7%	126,544
Professional liability claims and incidents closed without indemnity payment			
Total professional liability claims closed without indemnity payment	**710**	-20%	887
Total professional liability incidents closed without indemnity payment	**1,145**	1%	1,134
Total professional liability claims and incidents closed without indemnity payment	**1,855**	-8%	2,021
Total professional liability claims with indemnity payment	**311**	-3%	322
CWIP Ratio on a rolling four quarter basis[1]	**30%**		27%
CWIP Ratio, including incidents, on a rolling four quarter basis [1]	**14%**		14%
Professional liability claims and incidents reported during the period			
Total professional liability claims reported during the period	**624**	-15%	738
Total professional liability incidents reported during the period	**995**	10%	903
Total professional liability claims and incidents reported during the period	**1,619**	-1%	1,641
Total professional liability claims and incidents that remained open	**3,342**	-14%	3,899
Professional liability policyholders	**13,372**	0%	13,402

----

(1)   The closed with indemnity payment ("CWIP") ratio is defined as the ratio of total professional liability claims with indemnity payment to the sum of total professional liability claims with indemnity payment and total professional liability claims closed without indemnity payment.

FPIC Press Release: 8

Reconciliation of Non-GAAP Measures to the Nearest Comparable GAAP Measures

Reconciliation of net income to operating earnings:

(in thousands, except earnings per common share)	For the Quarter Ended		For the Year Ended	
	December 31, 2007	December 31, 2006	**December 31, 2007**	December 31, 2006
Net income	$ **15,063**	9,431	$ **50,899**	51,588
Adjustments to reconcile net income to operating earnings:				
Less: Net realized investment (losses) gains, net of income taxes	**(247)**	(20)	**(347)**	49
Less: Discontinued operations, net of income taxes	**—**	(505)	**(191)**	18,649
Total adjustments	**(247)**	(525)	**(538)**	18,698
Operating earnings	$ **15,310**	9,956	$ **51,437**	32,890
Diluted earnings per common share				
Net income	$ **1.62**	0.89	$ **5.21**	4.83
Adjustments to reconcile net income to operating earnings	**0.02**	0.05	**0.06**	(1.75)
Operating earnings	$ **1.64**	0.94	$ **5.27**	3.08
Diluted weighted average common shares outstanding	**9,321**	10,577	**9,768**	10,671

Reconciliation of shareholders' equity to tangible shareholders' equity:

(in thousands, except book value and tangible book value per common share)	**As of**	As of
	December 31, 2007	December 31, 2006
Total shareholders' equity	$ **295,597**	285,254
Adjustments to reconcile total shareholders' equity to tangible shareholders' equity:		
Goodwill	**(10,833)**	(10,833)
Tangible shareholders' equity	$ **284,764**	274,421
Book value per common share	$ **33.03**	28.34
Tangible book value per common share	$ **31.82**	27.27